UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Air Methods Corporation
(Name of Issuer)

Common Stock, Par Value $.06
(Title of Class of Securities)

009128307
(CUSIP Number)

Lester R. Woodward, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, CO 80202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 009128307	Air Methods Corporation

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ralph J. Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,177
	8	SHARED VOTING POWER 60,500*
	9	SOLE DISPOSITIVE POWER 797,177
	10	SHARED DISPOSITIVE POWER 60,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,677
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*The Reporting Person shares power over these shares with his spouse, Yasmeen Bernstein, who is the owner of record.

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Schedule 13D CUSIP No. 009128307	Air Methods Corporation

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.06, of Air Methods Corporation, a Delaware corporation (the “Issuer”), having its principal executive office at 7301 South Peoria, Englewood, CO 80112.

The names and addresses of the principal executive officers of the Company are as follows:

Name	Title	Address
Aaron S. Todd	Chief Executive Officer	7301 South Peoria Englewood, CO 80112
Trent J. Carman	Chief Financial Officer	7301 South Peoria Englewood, CO 80112
Sharon J. Keck	Chief Accounting Officer	7301 South Peoria Englewood, CO 80112

Item 2.	Identity and Background.

The person filing this statement is Ralph J. Bernstein, a United States citizen, whose business address is 235 Baldwin Road Mt. Kisco, NY 10549. Mr. Bernstein is in the business of real estate investment and the investing in and trading of securities. Mr. Bernstein is a general partner of Americas Partners, 6663 Casa Grande Way Del Ray Beach, FL 33446. The principal business of Americas Partners is real estate investment. Mr. Bernstein is also a director of the Issuer.

During the last five years, Mr. Bernstein has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The transactions covered by this statement include the acquisition of the Issuer’s common stock by the exercise of options, the purchase of the Issuer’s common stock with the Reporting Person’s personal funds and the receipt of common stock in connection with an in-kind distribution made by Americas Partners.

Item 4.	Purpose of Transaction.

Mr. Bernstein holds the Issuer’s common stock reported herein for the purpose of investment. Subject to and depending upon the availability of prices deemed favorable by Mr. Bernstein, he may choose to purchase additional shares of common stock from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions, Mr. Bernstein may determine to dispose of shares of common stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

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Schedule 13D CUSIP No. 009128307	Air Methods Corporation

In his capacity as a director of the Issuer, Mr. Bernstein might be deemed to exercise certain control over the business and operations of the Issuer. However, Mr. Bernstein has no independent plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 3 and 4 are incorporated herein by reference.

In the aggregate, Mr. Bernstein is the beneficial owner of 857,677 shares of the Issuer’s common stock, of which Mr. Bernstein has sole power to vote and dispose of 797,177 shares, including 30,000 options exercisable within sixty days. Mr. Bernstein has shared power with his spouse, Yasmeen Bernstein, to vote and dispose of 60,500 shares.

Transactions by the Reporting Person Effected in the Past Sixty Days

Title of Security	Date	Transaction Type	Number of Shares	Price per Share
Common Stock	10/28/04	Acquisition by exercise of options	10,000	$ 3.313
Common Stock	10/28/04	Acquisition by exercise of options	5,000	$ 3.125
Common Stock	10/4/04	Acquisition by purchase	25,000	$ 6.7982
Common Stock	10/1/04	Acquisition by purchase	7,700	$ 6.637
Common Stock	9/30/04	Acquisition by purchase	73,500	$ 6.4447

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

     None.

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Schedule 13D CUSIP No. 009128307	Air Methods Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2004
Date

/s/ Ralph J. Bernstein
Ralph J. Bernstein

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